Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

Transcript – Press Conference – April 15, 2015

Introduction

Good morning, thanks for joining us this morning. We are delighted to welcome you to this morning. Thanks for making yourselves available at such a short notice. I just have two prior announcements; the emergency exits are located on the right, over there they are. And, furthermore, the presentations will be given to you comprise forward-looking material and, of course, there’ll be a disclaimer for that. I’m pleased and honored to welcome with us today Messrs. Risto Siilasmaa, Mr. Philippe Camus, Rajeev Suri and Michel Combes, and I’d like to hand over to the two chairmen who will make an announcement and who will then come to the font of the stage for a handshake. Thank you! Followed by Q&A at the end.

Risto Siilasmaa, Chairman, Nokia

Thank you [name], and thanks to all of you for attending. As chairman of Nokia, I am immensely satisfied to be able to address all of you together with my three colleagues. As you will have seen, we announced today our plan to combine Nokia with Alcatel-Lucent. A combination that will create and innovation leader in next-generation network and cloud technology. This is an important step for Nokia and I would like to share my personal view of how we got here and why it matters. This is certainly not a decision we have taken lightly. Either by Nokia, or by Alcatel-Lucent. In 2013, Nokia was going through the previous phase in its transformation. Towards the end of the year, we had just announced the divestment of our hand-set business to Microsoft and were in the process of creating a new vision, strategy and structure for Nokia. Our discussions with Alcatel-Lucent started at that time and were motivated by our emerging vision of the programmable world. This world is the combination of the Internet of things, massive cloud-based analytics, and the ability to affect changes in the real world based on the results of the analytics. To lead in this programmable world, one needs to be a master of multiple technology domains, from macro-radio, Wi-Fi, small cells, fixed lines to IP routing while, at the same time, seamlessly managing the service experience through a comprehensive set of intelligent, cloud-based solutions and analytics capabilities. While Nokia had the leadership in mobile broadband, we did not have the scope to cover all the other necessary technology areas. The combination with Alcatel-Lucent appeared attractive from the outset. As has been our practice, the Board, our Management Team, and I reviewed multiple options. We knew that if we went forward with this transaction, we would do so with the knowledge that it was not just a good option, but the best of all the possible alternatives. That work took time, it took effort, and it taught us several useful things. The first is that there were multiple exciting strategic alternatives available for us. We examined all of them closely over many months. It became equally clear, however, that this transaction was unique in its ability to create the foundation of technologies and capabilities to truly enable the human possibilities of our vision, the programmable world. I cannot emphasize this enough. This deal is based on a firm strategic view of the technology portfolio required to win in the future. This is primarily about scope, not scale. So, we moved ahead. When we met for the first time to seriously discuss the transaction, I told the Alcatel-Lucent team that our aim was to emerge from these negotiations with a strong mutual respect and friendship, regardless of the outcome. We got to know each other quite well at several levels and had built a strong working relationship. This is a great foundation for the future and will help us tackle the inevitable challenges we are bound to face together in the next months and years. I would like to thank Philippe Camus, the Alcatel-Lucent Chairman, for the way these discussions were conducted, especially during the last few weeks, there was rarely a day when we did not talk at least once. I have enjoyed working with your, Philippe, and look forward to a good partnership in the future. Philippe, over to you.

Philippe Camus, Chairman, Alcatel-Lucent

Thanks, Risto. Good morning to all, thanks for being here. Today is of course a major milestone for Alcatel-Lucent and we, too, have carefully weighed and considered this decision as our performance over the last two year has demonstrated Alcatel-Lucent’s not only bad but fully leveraging its technological skills and expertise and its extended geographical scope. We’ve nevertheless recognized that our industry is changing fast, but it became obvious that we needed to review openly all the options that will allow us to extend our enormous potential in the market. The combination between Nokia and Alcatel-Lucent is a unique opportunity to create a powerful industrial player in the world of digital networks. I asked for and supported together with me the full board this transaction, because it really is the best industrial plan for Alcatel-Lucent, both for our customer, our employees and our shareholders. By really consolidating and building on the success of the shift plan initiated in 2013, the Board supports the merger of Alcatel-Lucent and Nokia. It leads to the establishment of a major industrial European champion in high-tech digital technology, with profound roots both in America and Asia. I know from experience that it’s the key to success. Thanks to its amazing innovation capability, building on the quality of its motivation of its scientific engineers and all its personnel, this new Group will be able to address the human, scientific, commercial and financial challenges of the digital world that lies ahead of us. We found that perfect fit with Nokia for the scope of our activities with a convergent, strategic vision of a common corporate culture, the pooling of our activities will allow us to achieve optimal critical mass and I’m very excited as to our future, our common future. I’d also like to thank Risto Siilasmaa, the Nokia Chairman, for the confident relationship we’ve been able to establish through the course of our discussion. I’d also like thank Michel Combes for the incredible achievement that he has brought about at Alcatel-Lucent, together with his team. Over the last two years in bringing him in in January 2013 I knew he’d be able to accomplish the mission the Board entrusted him. He accomplished this mission very efficiently but with huge talent so my thanks to him for that.

Rajeev Suri, President & Chief Executive Officer, Nokia

Thank you, Philippe. Bonjour. But now, English. It’s an honor to stand before you today and announce that we have reached an agreement to combine with Alcatel-Lucent, a company with a history that is as long, proud and storied as that of Nokia. A company with deep roots here in France and strong presence in the United States and many other countries. A company that we are proud to bring into the Nokia family. Michel and I, and more than a few others, have spent many hours together over many months to reach this point. And I stand here today absolutely confident that this will be the right deal with the right logic and at the right time. Together, Alcatel-Lucent and Nokia intend to lead in next-generation technology and services, with the scope to create seamless IP connectivity to people and things wherever they are. Our innovation capability will be extraordinary, bringing together the R&D engine of Nokia with that of Alcatel-Lucent and its iconic Bell Labs brand. We will continue to combine this trend with highly efficient, lean operations needed to compete on a global scale. We have unusually complementary technologies, and the comprehensive portfolio necessary to enable the Internet of things and the transition to the cloud. We will have a strong presence in every part of the world, including leading positions in the United States and China. Together, we expect to have the scale to lead in every area in which we choose to compete, drive profitable growth, meet the needs of our customers, develop new technologies, build on our successful intellectual property, licensing and create value for our shareholders. We bring together the greatest R&D engines in the world and a passion for operational excellence and creating value for both customers and shareholders alike. For evidence of this, look no further than Nokia’s dramatic transformation in recent years and the remarkable success of Alcatel-Lucent’s shift plan. As a competitor, I have to say that I have been both worried, because he is a tough competitor, and also impressed with the progress that Alcatel-Lucent has made under Michel’s leadership, which has been extremely impressive. I have gotten to know some of the members of Michel’s team and he has brought together immensely talented people and focused them, which is important, focused them in the right direction. The results that have since been delivered, since Michel was appointed CEO, made that point very clear indeed. Before I hand the floor over to him, let me tell you a little bit more details about the transaction. Why we have such belief in it, why we believe that it is strategically compelling, financially attractive and in a position to succeed. The deal presents a compelling strategic rationale, given the complementary fit of the businesses. But for the transaction to be successful, it has also got to make financial sense and it needs to be deliverable. This deal will create a company with a revenue base of around 26 billion euros. This is the opportunity to drive operating synergies from the deal of 900 million euros and a reduction in interest expenses, in, by the end of 2017, of around 200 million euros. The combined company will have a strong balance sheet and the deal will be earnings-per-share, EPS accretive for our shareholders in 2017. From an execution perspective, both companies share a vision of the world in terms of where the technology is going, and also we share a culture of innovation. Both companies have significant and relevant experience of integrating businesses, repositioning companies, restructuring, and are committed to ensuring this deal is delivered in the best possible way, with the lowest risk. The transaction is structured as an all-share public exchange offer in France and the US for all the outstanding securities of Alcatel-Lucent, including the convertibles. Nokia will offer 0.55 Nokia shares for each Alcatel-Lucent share, giving Nokia shareholders 66.5 per cent of the new company and Alcatel-Lucent shareholders 33.5 per cent ownership. Nokia and Alcatel-Lucent’s Boards have both approved the terms of the transaction, but there are a number of conditions which need to be satisfied for the transaction to close, including negotiations with the works council, Nokia shareholder approval, a minimum tender condition of more than 50% of the part of Alcatel-Lucent shareholders and regulatory approvals in a number of jurisdictions. We anticipate that the deal will close in the first half of 2016, at the earliest. In terms of the structure of the combined company, it will be headquartered in Finland and operate under the Nokia name. It will have key locations across Europe and the rest of the world. France will become a major center of innovation with # research and development activities, including a 5G center. This transaction has been driven by our vision of where the world is going. There should be no doubt that a new wave of technological change is upon us. Most people are connected. Now, it is about connecting things. It is about what we call the programmable world. A world where connectivity will expand massively, linking almost all people, as well as hundreds of billions of physical objects from cars, home appliances, and smart phones, to wearables, industrial equipment and health monitors. Vast amounts of information from all these connected devices will need to be processed and analyzed in the cloud, in order to provide insight and automated action. With this intelligence, simplicity will replace the complexity that all too often characterizes technology today. With this intelligence, connected things will combine in extraordinary ways, ways that improve lives, ways that make our planet cleaner and safer, ways that create new possibilities for both people and businesses, and industries. Ways that enable efficiency and opportunity. Enabling this new world will require innovation in connectivity. The requirement of high performance, real-time, secure networks, which can be accessed anywhere at any time, is creating huge technological challenges which very few companies can meet today. There will be no-one better positioned than the combined Nokia to meet these challenges and to deliver on those customer needs.

[17:25] The growing complexity of a set of product demands is set against a number of other shifting industry paradoxes. The first is, the telecom operators are changing. There have been lots of recent deals in this sector. In fact, 230 billion dollars’ worth in 2013. The convergence that has been talked about for so long is actually happening, it’s really beginning to happen. An “it” of the ten top operators today, spanned across fixed, mobile and core, #so their end-to-end, quad-play converts to operators.# This second, and very much related trend is that of this quad-play. And the fact that people now want and, in fact, they increasingly expect, the seamless connectivity of voice, data and video across fixed and mobile networks. This means that technology that used to operate independently now needs to work well together. Today, that is not the case, it’s not always the case. But together Nokia and Alcatel-Lucent are ideally suited to addressing this challenge.

Third is what we call virtualization and transitioning to the cloud. And that is something that is impacting almost everything today. And the benefits are clear: efficiency, time to market for our customers, scalability and cost-reductions. It is a cliché to say that everything is moving to the cloud, but that cliché, in this case, happens to be true. The combined company intends to harness the complementary capabilities of both companies to meet the challenges of these trends more effectively through a broader product portfolio, enhanced global reach, larger scale, greater efficiency and tremendous innovation capabilities. Together, we expect to have the scope and the scale to pursue leadership in every area we choose to compete in. To drive profitable growth and to meet the needs of consolidating customers and expanding customers. We expect to be a player with the size, influence and expertise to drive transformational change across the ecosystem. We expect to be one of the world’s largest telco services businesses, and we will have the aspiration to be in the top 1-2 positions in every key segment in which we choose to compete. Together, we will be one of the largest services vendors, offering unique capabilities with 42,000 service employees around the world, and leveraging the leading global position that we have in global service delivery or remote service delivery. This gives us the scale to service the very largest global customers with a broader range of products and services across a wider geographical reach on a sustainable basis. [20:15].

Now, I’ve already mentioned the complementary nature of the product mix between the two companies. This deal brings scale in the businesses where it is required and allows for an expanded portfolio to be sold via a broader sales channel to a larger addressable market. We anticipate that this will drive revenue, synergies and revenue upside as we access new segments, such as telecom companies, of course, Internet players, larger enterprises and, possibly, new verticals in the future. We will take advantage of emerging opportunities, such as the shift to the cloud, the Internet of things and the industrial Internet. Now, based on Nokia estimates, the addressable market of the combined company in 2014 was approximately 15% larger than the current addressable market for Nokia Networks alone, increasing from approximately 84 billion euros to approximately 130 billion euros. The combined company is also expected to have a stronger growth profile than Nokia’s current addressable market, with an estimated compound annual growth rate of approximately 3.5 per cent from 2014 to 2019. So # compound act [21:32] #. Likewise, the complementary nature of the geographical mix brings better balance to the group overall. The strength of Alcatel-Lucent in the United States means that we will be the market leader there. Nokia brings # the Asia-Pacific and we are the largest foreign vendor in Greater China. The transaction will approximately double our business in Latin America and Europe. Together we will have unparalleled innovation capabilities and deep expertise in the technologies of tomorrow. The power of Bell Labs and Nokia Future Works, and of Nokia Technologies, on the other side – that of course will stay as a separate entity - with a clear focus on incubating new innovations and sharing them though an active licensing program is #amends. The combined companies will have massive R&D capacities. We will spend more than 4.7 billion euros and something like 40,000 R&D employees will be focused on driving its portfolio. Many of these people are located in the world’s innovation hubs and many of them are at the heart of Europe. Nokia is a global company. But we have deep roots and heritage in many parts of the world. As it joins with Alcatel-Lucent, it also expects that France, where Alcatel-Lucent is a fundamental participant in the technology ecosystem, will be a vibrant center of the combined company. Nokia intends to be an important contributor to the overall development of the broader technology ecosystem and a driver of innovation in France. Consistent with this goal, combined company expects that after the closing of the transaction, it will have a presence in France that spans leading innovation capabilities, including a 5G and small cell R&D center of excellence, a cyber-security lab similar to our existing facility in Berlin, designed to support European collaboration on the topic. And a continued focus on Bell Labs and wireless R&D. Engaging with and supporting projects with academic efforts that enhance the development of future technologies will remain for us an important priority. Upon closing of the transaction, Nokia also intends to establish a 100 million euro investment fund to invest in start-ups in France with a focus on the Internet of things and the industrial Internet. Nokia intends to maintain employment in France that is consistent with Alcatel-Lucent’s end-2015 shift plan commitments, with a particular focus on the key sites of Villarceaux and Lannion. In addition, the company expects to expand R&D employment with the addition of several hundred new positions, targeting recent graduates with skills and future-oriented technologies, including 5G. To ensure on-going support for customers’ activities, support services for pre- and post-sales are expected to continue here, as well.

[24:37] I will now take you through some of the financial aspects of the transaction in a little bit more detail. Before that, I need a glass of water. Focusing first on the synergies. We are targeting delivery of approximately 900 million euros of operating cost synergies on a full year basis, in 2019. We are confident that we will be able to do this, given our expertise, experience and track record of delivery in other recent integrations, on both sides. The combined group will target more than 200 million euros of interest expense reductions on a full year basis of 2017 and we estimate that delivering these synergies will cost around 900 million euros. The new entity will benefit from enhanced financial resources, including a strong balance sheet with low levels of debt and a net cash position of 7.4 billion euros. This will give us the flexibility to invest in our business for the long term, or make returns to our shareholder, as may be appropriate. There are a number of stages for this transaction to go through before we anticipate it closing. Alcatel-Lucent is today beginning work to # council consultation and we expect that the remainder of 2015 will be spent working with them and regulators, as well as seeking other approvals, before an offer can be lodged early next year. We plan to convene a Nokia EGM late this year or early next, and anticipate the closing of the deal in the first half of 2016. Thank you and let me now hand over to Michel, the CEO of Alcatel-Lucent.

Michel Combes, Chief Executive Officer, Alcatel-Lucent

Good morning. I will speak in French. Thank you so much Rajeev, of course I’m extremely glad to be here with you today. Before concluding and paving the way to the Q&A session, I really would like to describe Alcatel-Lucent’s take on this operation. As the board is supporting this operation, I am with the Management Team of Alcatel-Lucent, and I’m convinced that this combination if very strategic and we’ve spent two year together, in order to pull this group up to the scratch and we’ve been working on this for seven months. This project has a powerful industry meaning it actually # value, and I’m also very proud and very glad to be with Rajeev today in order to present this project. We have a very special relationship with Rajeev and he was actually my supplier. I was an operator. He’s also been my competitor and he was a real nightmare, but yet, we really tried to work together. And today he’s my partner, so he’s a source of pleasure and privilege. I would also like to say that I’m extremely glad to put the operation in the hands of Rajeev who has got a lot of experience and he really understands the changes in the sector. So, I’m quite confident that this adventure is going to be a success and both the teams are going to stand to gain. So, Rajeev, I wish you good luck. Now if I actually like to talk about the two years that just went by. Let me tell you why this operation is the fruit of the two years of discussions we’ve had. Two years ago I received a call from Philippe Camus, my friend, and he said, Michel, it would be really nice if you helped me. I’ve come to the company and have a lot of passion, a lot of drive, a lot of energy, which is sometimes actually hard to harness sometimes. But having said that I’m very glad to be here and I’m attracted to this really exceptional Board that’s governing the company. And, of course, very quickly, I was aware of the challenges laying in front of us. But there was also a lot of motivation, a lot of rallying in order to rise up to these challenges. So we decided to put in place this transformation in three stages. The first one is to avoid the group from being bankrupt. You know, that in 2002, 2012, 2013, very delicate financial position, we could not refine answers ourselves and we did not have a strategy, the company had operational problems, as well. In 2013, through a restructuring plan, we were able to put the company back on track and as early as 2013 we had positive results. In 2014, we were able to generate a positive cash flow before restructuring for the very first time since the Alcatel-Lucent merger. That is since 2006. So the first stage was a success that happened in 2013. In 2014 we concentrated on the second part, which was actually about creating a future for Alcatel-Lucent and we realized that Rajeev was talking about a very, very powerful change. i.e. moving on to the 5G so we really had to master a lot of technologies; IP, cloud, #, functions and everything. We really decided to reposition the Alcatel-Lucent’s activity portfolio around these technologies. Because at that time, our competitors were in vertical segments, we really wanted to try and put all these technologies on board. In 2013, we tasted our first success; we had the first IT telecoms. It was a new type. We had cable operators, web cam players, and also large stake enterprises, which, for the new Group, is going to be a growth lever in the year to come. So, there’s a lot of potential for activity and business development, so 2014 again was a year where the company succeeded, where the employees who worked very hard also succeeded and we really could infuse a new momentum. In 2015, the third stage now. So it was very clear to me that, as Philippe Camut said, that we have a few intrinsic weaknesses, a mobile activity that is not big enough compared to our major competitors, and also a balance sheet that’s not that solid. So, the combination with Nokia was very, very clear and it was a unique opportunity, because our complementary fit, the strengths of Nokia and the mobile technology and the activity portfolio of Alcatel and the solid balance sheet of Nokia, has resulted in this brilliant company in Europe which is going to be a European and the world leader. And they’re going to be the genuine European player, in order to compete with the big American and Chinese giants. So I’m really proud and I think all my staff is proud as well. I’m really proud to be one of the two pillars of this new Group, which is becoming a technological leader. As Rajeev said, we really have strong roots in France. I’m convinced that we really must have a European technology giant, where we are actually transiting to the digital technology. Europe does not have this yet, so it’s an opportunity for us and, secondly, we have a strong root in France and have been fighting for this for several years. Rajeev spoke about this and we also had a lot of discussions with Rajeev and the French authorities and Rajeev explained why he wanted to develop the R&D activity in France, not only for constraints reasons, but he really believes in the skills that reside in France and also the attractive cost of research and development due to attractive tax benefits. And he feels that France is quite conducive to this. And he also saw that the French government was showing a lot of support, and he thought that this would be a brilliant project for the future. So this is what I wanted to share with you and, as you know, I really am convinced, I’m motivated, and I’m really glad to have spearheaded this project. It’s not an easy thing, we actually spent a lot of time together. I also discovered Timo with Nokia, and #we had our years well [35:15], so that’s kind of a special relationship that’s been built and, thanks to this, we have a successful operation. So I really would like to wish this project long life and a lot of success. And now, we will now open the Q&A session and [name] will be moderating the session.

Q&A

So for questions and answers, please raise your hand, and anyone who is listening to us can ask a question. Thank you so much for introducing yourselves before you ask your question.

Thank you so much. I would like to know, I’m here, I would like to know, if you’ve actually contacted some of your shareholders, and if they are behind this team? And with regards to the synergies, the 900 million, is it going to translate into job losses and if so, how many jobs will be lost?

Thank you for the question, we have talked about the synergies, but we have not given any numbers of job losses. We’re not in a position yet to be at that stage. There will be some impact in headcount overall, when two businesses come together and there is a degree of overlap. But we’re not at a point where we can say what kind of headcount reductions will take place. Apart from the fact that there might be a partial impact on the headcount, there will also be other areas of rationalization, procurement savings, and so on, that will provide us these synergies.

Yes, so of course we have to go through the whole public tender offer process, and so on, but clearly, this is a good deal at the right place, at the right time, with the complementarity and the fit that we’re talking about, so I expect that our shareholders are positive with this transaction.

Can I say something? As regards the synergies, I think it’s very important to see this deal as an offensive deal. It’s a deal for growth and corporate positioning in a market that’s exploding that is driven by data traffic and that really should have huge perspectives. We were also talking about cost synergies, and also revenue synergies. That means that by combining our forces, we are going to sell more products and services to our different clients. And, of course, you cannot be innocent in such an operation where you also have cost synergies, but it’s about balancing things out. And also, the capacity to re-deploy our forces. Look at France, for instance, as Rajeev said, the level of global employment will be reserved in France, which means that this could be a change in the workforce; less support functions, and more innovation and R&D functions serving the Group. And I think that is extremely important. With regards to shareholders, I’ve spoken to some of them, and it’s a deal that they consider to be obvious and that will create value, that’s natural. And I really think that they are going to support us in this project, which really will crystallize our values and, at the same time, open up perspectives on value-creation on a short-term perspective.

Next question, lady in the fifth row:

Hi, TV Finland…

France will become a major center of innovation, I would like to specify what does this mean for the R&D jobs in Finland?

R&D, I mean Finland will continue to be a very important center of innovation, you know, for us, as well. We do 4G development there, we do 5G, we have new product introduction, we have OSS, we have a number of areas that we continue to focus on in Finland. So nothing specific to say in terms of impact in Finland, we have a number of global technology centers, France will now be added to that portfolio, Finland will remain an extremely important part of that and then there will be, continue to be, overall the number of technology centers that we have. So, no specific comments except to say that Finland remains extremely important for us. That was on R&D.

Thanks, next question, please.

Thanks, news China. Two questions. This transaction should also obtain the antitrust green light from the Chinese authorities. Could you give us the timetable for that? When you’re going to get the green light from them and when will the deal be closed? After the combination, do you have a timetable or a goal, as of when you will catch up or overtake Ericsson or Huawei? Thank you!

Thank you for the question. So, there are a number of important jurisdictions from where we will have to get antitrust approval: EU, US, China, and a number of other countries as well. We have plenty of experience in doing that, you know, first with NSN and then with the Alcatel-Lucent experience, the Motorola addition we made and Microsoft, sale that we made. So, we understand the process very well. It’s important to start applying on time, working with the different regulatory authorities to cooperate, to give them the answers they need. Broadly speaking, I believe the customer are happy with this deal, will be supportive of this deal, and that should aid the antitrust approval process. So, we have said it will take its time, probably nine to twelve months, and so we said, you know, the completion or the closing of the transaction is expected to be in the first half of 2016. On your second question, you know, we always said that we have momentum, we are strong, we are #both/bold, and I think this is important to know and I think Michel mentioned this but we are doing this from the position of strength. We are doing this when both companies have been through a restructuring of their own, but also changing the mode of operation and how we both used to work, compared to the past. And you have momentum in the marketplace, we have momentum in the marketplace, we recently have been growing, you have been growing in the right technology and areas as well. So, this is not what NSN was at the beginning, or Alcatel-Lucent was at the beginning, which was not necessarily from a position of strengths, although the combination allows us to compete very effectively in the marketplace, not just with telecom operators, but with Internet players, large enterprises and probably verticals down the line. So. I’m not going to give you a target as to when we will catch up with who, I just want to say that we’ll be number two or number one in all of the areas we choose to compete in.

It’s not a matter for us of catching up with any one. The others, catch up with us. That’s going to be the others’ plan; how they’re going to manage to catch up with us. Under Rajeev’s leadership, we’re staring out from a number one in LTE, number one in fixed broadband, number two in IT, one of the biggest players in the cloud world, with revenue worldwide, with a very strong footprint across continents. So, I believe we’re starting off from a very solid position with a motivated team to lead the raise.

Thanks, second row, please:

Helena Petäistö, from Finland TV, a question for Mr. Combes. Earlier in the presentation, it was stated that you have the same corporate culture. But if with speak about culture briefly, I mean was there a clear clash between North and South, headquarters in Finland, Helsinki? A French radio station was talking this morning about Sweden the whole time!

Well, ok, I’ll show you a map. I’ll give a map to the French radio station, no names. But Rajeev’s going to have to learn French, that’s for sure. But, I mean that you saw that he started learning, because he said two words in French. Yesterday was zero words. So he’s making great strides. Having said that, next point, anecdotally, to be pointed out that Nokia is already a very international company. I mean two of the business line leaders of Nokia are French. In fact, there are more French business line heads in Nokia that at Alcatel-Lucent. This clearly shows that the Group was already geared up to this French campaign. So, in Alcatel, I would say that we had management team and employees from all nationalities. Last weekend, we had a meeting between the two management teams and I believe that both were able to assess the same culture, the same customer focus, the same professional ethic, the same understanding for tech developments, the same cultural cross-breeding teamwork. Because these operations can only succeed on the back of teamwork, so I have every confidence in the ability of this project to succeed. We’ve opted to have clear governance structure, that is, that the objective of our company in this combination will be the company that will lead the combination which will combine it with the Chairman and the CEO from Nokia. I mean we’ve seen other mergers that did not always work well, specifically for reasons of power. Across Boards, we have a single command, single management, and, to rely on the teams of both groups that are very rich and diverse. And we’ll build on one another. Every confidence in the ability of the two companies to work together. I mean, one has not been fully Finnish for a long time, or very French. These two large companies that meet competition with their roots that’s healthy and good. So the question about R&D in Finland is important, R&D in France is important too, because I often talk about that’s over the roots, rather than over the top. Companies that fight really by enhancing their roots and that’s the success of our companies.

I have a very few points as well. I know two words of Finnish, as well. French and Finnish now.

From Mergermarket. Just a question on the antitrust process. Do you know the total number of jurisdictions where you have to file for the competition authorities? Have you already started the pre-notification discussions with the European Commission to plan remedies or active sales, in order to meet the possible concerns of the antitrust authorities? Thanks!

I cannot give you the details of, you know, from how many places we have to get the antitrust approval, but it’s a global deal and similar to some other sectors. It will be the same process. All I’ll say is that we have a ton of experience in getting these antitrust approvals over time. So. we’ll start the filing process as soon as we can.

I think we said there were nine main jurisdictions where these antitrust procedure will have to take place. And we, of course, have begun to work, because for some jurisdictions, we must pre-notify or pre-inform. That will be the case in US and also in some European countries. So works under way clearly will accelerate now and continue, so that can it be expeditiously completed is the wish of all parties so that we can secure these clearances as soon as possible, in order to be battle-ready as soon as possible.

Thanks.

Michel Combes called for economic… [48:45 unclear] Record for your appeal for economic patriotism and what about that with Alcatel-Lucent? And how you are going to respect your commitments with your major clients Orange, have always been faithful to Alcatel-Lucent? Ok, first off. Just a final point. After the government reaction, I mean the government contents that Alcatel-Lucent is less strategic than daily motion.

Hang on! So, first off, a comment about your Stéphane Richard. What I’d like to state here is that Stéphane Richard is heading up a large company in France and was at the side of Alcatel-Lucent at least since my arrival. He’s been a loyal ally to the company and in difficult times has always supported us to make sure that Alcatel-Lucent returns to success. So I have a long-standing relationship with him but he has always been a loyal, faithful partner and I’m sure that this will remain to be the case for the new group. He has deep-rooted beliefs, convictions in terms of Europe and the need for Europe to have these major European #, and we share that vision and belief. That’s the first point. Second point on economic patriotism, I’ve always said that we have to stop talking about it and doing it, in France we tend to talk about it a lot without doing it a lot, unlike many other regions of the world. All regions practice this economic patriotism, it’s reasonable to support these great champions and I hope that Europe will support the strengthening and growth of groups such as Nokia. It’s not only European but has its roots in Europe. It seems to me natural that all European governments should support a plan such as this, and in the words spoken by the French President yesterday and the French Finance Minister, that’s what was stated, they both welcome the emergence of this European champion that will fuel and strengthen digital technology in Europe at a time when it’s sorely needed. Digital technology is going to drive the growth of Europe and on your third point, both the President and the Minister of Economy have understood the importance of this. We need European champions. As Philippe Camus says, not all European champions can be French. We need European champions. Some are French, other Finnish, other German. That’s Europe. Roots in their own countries, that’s how we’ll win the global battle. So daily motion or not, daily motion I mean the project is an exciting project here and seems to me it was supported by the French government yesterday vigorously, which seems to me to be the right solution, the right choice.

Thanks. Everyone alright?

Hi, [name] from #. How did talks with the French government go? When did you start to keep them informed of this project? Did they ask you to adjust the things of the deal here or there? Could you maybe give us some detail?

OK, I mean I said on several occasions, since I joined this company I never denied or hid the difficulties from anyone and I shared with the French authorities from the outset both my reading, my understanding of this situation, my questions and the possible strategies for the company. And I had numerous contacts with successive ministers who I’ve always found them extremely receptive to turn around this great champion that was Alcatel-Lucent. You may recall the previous government supported us and backed us on the shift plan that we were able to implement with the agreement of the employee representatives because obviously we always had social equity upmost in our mind because the successful transformation is one that is supported by the people in the company. They must be sure that it will allow the company to succeed in the future. So, during these past two years, we’ve had constant dialogue and interaction that accelerated over the past few months when the positions between the two companies began to crystallize. We thought the government wanted to understand whether there were other alternatives, wanted to understand if we’d clearly analyzed all the other possible options, we exchanged, we compared our views, we agreed on the fact that it was the right solutions both for Alcatel-Lucent and for France and for Europe. And clearly during the last few weeks we had even more detailed work on what this combination meant for France. And they are not really constraints were placed because these are commitments that Rajeev wish to enter into to grow the group, that at the end of the day lead to us a strengthening in the French R&D capability because we are going to go from 2,000 to 2,500 researchers in France. We’re recruiting young people to boost competence, strengthening our two platforms, [names in French]. France will be the group head base in terms of innovation and upstream R&D for networks and as Rajeev also pointed out, by investing heavily in the digital ecosystem, start-ups, academic circles, tech platforms that will allow SMEs to test their projects. This is Rajeev’s project, the one he came to present yesterday to the French government that of course made a few adjustments on that basis that the government authority felt that this plan made sense, to strengthen France in the digital sphere in the time when two French ministers, [name] and Mr. [name] presenting a project on the digital transformation of France. Alcatel-Lucent had the digital sovereignty plan on behalf of the government. Nokia has pledged to replace Alcatel and leading the project Philippe Keryer continued to be in charge. This clearly demonstrates that this company is clearly focused on the digital development of France and Europe.

Question from Delphine. And the last five minutes of questions.

Hello, I’m Delphine Cuny from La Tribune. Michelle, you said that we’re going to be the real actors in Europe, so we consider that Ericsson is not a real European group, and why? And there was also an IPO project, submarine, underwater cables.

Rajeev

Let me say something about the first question: I respect my competitors and in this industry, you have big companies but I think that the movement we are triggering today means that some actors are going to ask questions. The industry is changing. 5G is not a new radio. 5G is radio, also #, so very high access broadband, it’s also pure IP networks in order to transmit information, it’s also cloud to virtualize functions. So I think specialized groups who are just specialized in one element of the chain have to ask a few questions. They really have to increase their activity portfolio so you’ve got very big groups who are focusing on just an element. They have to review their strategy. But there are other groups, in China, in America, who have already started widening their portfolio and they are more comparable to what we are creating today. So that’s the first answer. Now, a few months ago I wanted to talk about a specific company. Working in a specific segment, which is the world number one in constructing underwater cables, submarine cables. So this company ASN wants to further its development and expand its activities. So, six months ago, we wanted an IPO. ASN wanted to pursue its project and wanted to go outside Nokia, either through an IPO or in the form of a distribution to its shareholders or as a disposal. So, the solution has not been decided, the modality has not been decided. So we’re going to come back to the subject with Jean [name] in order to talk more about this project.

On the first subject, regarding Ericsson, Rajeev. Do you want to actually say something about the first?

You need to win the space with the converging trend, you need to have fixed broadband, mobile broadband, you have to have the whole scope of IP, what we call IP routing. You have to have capabilities to move to the cloud, you have to have analytics capabilities, you have to be strong in next generation OSS. You have to be strong in positioning for 5G so we have the full portfolio that it takes to win for a converged operator and not too many mobile only –operators today. So if you think about one network with all the elements of that chain, we have it. And some of the other European players don’t have it. It makes for a difficult situation in many markets.

Thank you so much. We’re going to conclude. Perhaps a very short question and a very short and sweet answer.

Hello, I’m from FPN. In the past, there was a controversy on the golden handshake given to Alcatel bosses. So do you have anything planned on this? What would you have to say?

I’m an employee, I’m the leader of Alcatel-Lucent so the question does not even arise. Thank you.

We’re going to conclude this press conference and we thank you for being here on behalf of ## and radio and television operators ### we’ll orient on what are the right ones.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined company; expected customer reach of the combined company; expected financial results of the combined company; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined company and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This document is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The Registration Statement has not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).